UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Astra Space, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

04634X202
(CUSIP Number)

Baldo Fodera JMCM Holdings LLC 450 Lexington Avenue, 38th Floor New York, NY 10017 (212) 273-0458
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
JMCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 04634X202	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
MH Orbit LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 04634X202	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Baldo Fodera

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 04634X202	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
Alexander Morcos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 04634X202	Page 6 of 8 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Commission on November 16, 2023, as amended and supplemented by Amendment No. 1 filed with the Commission on November 24, 2023, Amendment No. 2 filed with the Commission on January 23, 2024, and Amendment No. 3 filed with the Commission on March 11, 2024 (collectively, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Astra Space, Inc. (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 18, 2024 (the “Closing Date”), the Company completed its previously announced merger with Apogee Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Apogee Parent Inc., a Delaware corporation (“Parent”).  Pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 7, 2024, by and among, the Company, Parent and Merger Sub, the Company merged with and into Merger Sub with the Company surviving the merger as a subsidiary of Parent (the “Surviving Corporation” and such merger, the “Merger”).

As described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 18, 2024 (the “Form 8-K”), at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined herein), any shares of Class A Common Stock canceled pursuant to the terms of the Merger Agreement and any dissenting shares of Class A Common Stock) was converted into the right to receive an amount in cash equal to $0.50 per share of Class A Common Stock, without interest (the “Merger Consideration”).

Immediately prior to the Effective Time, each share of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), all of which shares of Class B Common Stock were held by the Company’s co-founders, Chris C. Kemp, the Company’s chief executive officer, chairman and a director, and Dr. Adam P. London, the Company’s chief technology officer and a director (collectively, including the Chris Kemp Living Trust dated February 10, 2021, the “Specified Stockholders”), was converted into an equal number of shares of Class A Common Stock.

At the Effective Time, all shares of Class A Common Stock held by Parent or its affiliates, including the Specified Stockholders (other than 160,000 shares of Class A Common Stock held by the Specified Stockholders that were excluded from their respective rollover agreements to cover transaction expenses in connection with the Merger and were converted into the right to receive the Merger Consideration), and certain other holders of Class A Common Stock (the “Rollover Shares”), as a result of having been acquired by Parent or its affiliates pursuant to a rollover agreement or in connection with the funding of a capital commitment set forth in an equity commitment letter, were canceled without payment of any consideration therefor and cease to exist.  In exchange for the delivery of such Rollover Shares to Parent, such holders of Rollover Shares were issued shares of Parent Series A Preferred Stock.

Immediately after the Effective Time, (a) all outstanding 12.0% senior secured convertible notes due 2025 (previously defined in Amendment No. 1 as the “Convertible Notes”), that, prior to the Effective Time, were convertible into shares of Class A Common Stock, were converted into shares of Series A preferred stock, par value $0.0001 per share, of Parent (the “Parent Series A Preferred Stock”) and cancelled, and all of the Company’s obligations under or with respect to such convertible notes were fully satisfied and discharged;  and (b) all outstanding warrants to purchase shares of Class A Common Stock, dated August 4, 2023, and common stock purchase warrants, dated November 6, 2023, November 13, 2023, November 21, 2023, January 19, 2024, March 6, 2024, March 7, 2024, March 15, 2024, May 13, 2024, June 28, 2024 and July 3, 2024, in each case, issued by the Company in favor of the respective holders thereof, were exchanged for warrants to purchase shares of Parent Series A Preferred Stock.

Specifically, in connection with, and effective upon, the Merger: (i) 70,292 shares of Class A Common Stock over which Mr. Fodera and Mr. Morcos share voting and investment power were converted into the right to receive the Merger Consideration; (ii) 129,107 shares of Class A Common Stock over which Mr. Fodera and Mr. Morcos share voting and investment power were Rollover Shares; (iii) the 5,684,354 Warrants held by JMCM were exchanged for warrants to purchase 5,684,354 shares of Parent Series A Preferred Stock at an exercise price of $0.404; (iv) the 1,732,673 Warrants held by MH Orbit were exchanged for warrants to purchase 1,732,673 shares of Parent Series A Preferred Stock at an exercise price of $0.404; (v) the $10,477,601.79 representing principal and accrued and unpaid interest on Convertible Notes held by JMCM were converted into 25,934,658 shares of Parent Series A Preferred Stock at a conversion rate of $0.404; and (vi) the $4,242,649.65 representing principal and accrued and unpaid interest on Convertible Notes held by MH Orbit were converted into 10,501,609 shares of Parent Series A Preferred Stock at a conversion rate of $0.404.

In connection with the conversion of the Convertible Notes, the Company, each of the subsidiaries of the Company (together with the Company, the “Note Parties”), GLAS Americas LLC, as collateral agent (the “Collateral Agent”), JMCM, SherpaVentures Fund II, LP (“SherpaVentures”), Chris Kemp, trustee of the Chris Kemp Living Trust dated February 10, 2021 (the “Kemp Trust”), Adam P. London, MH Orbit, RBH Ventures Astra SPV, LLC (“RBH”), Astera Institute (“Astera”), ERAS Capital, LLC (“ERAS”), Ulrich Gall, Chenel Capital Partners LLC (“Chenel Capital”) and Richard Delmas Breezy Wynn (Mr. Wynn, collectively with JMCM, SherpaVentures, the Kemp Trust, Mr. London, MH Orbit, RBH, Astera, ERAS, Mr. Gall and Chenel Capital, the “Noteholders”) entered into an Omnibus Termination Agreement, dated as of July 18, 2024 (the “Termination Agreement”).  Pursuant to the Termination Agreement, the Note Parties and the Noteholders agreed to terminate the Securities Purchase Agreement and release and terminate all security agreements with respect to the collateral thereunder.

CUSIP No. 04634X202	Page 7 of 8 Pages
The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Upon completion of the Merger and effectiveness of the Termination Agreement, the Reporting Persons ceased to be members of a “group,” as such term is defined in Section 13(d)(3) of the Act and Rule 13d-5 thereunder, with the Investors and the Consenting Investors.

The shares of Class A Common Stock were suspended from trading on the Nasdaq Capital Market (“Nasdaq”) effective as of the opening of trading on July 18, 2024.  Nasdaq has filed with the Commission a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Common Stock from Nasdaq and deregistration of such Class A Common Stock under Section 12(b) of the Act. As a result, Class A Common Stock will no longer be listed on Nasdaq.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of July 18, 2024, each of the Reporting Persons may be deemed the beneficial owner of 0 shares of Class A Common Stock, representing 0.00% of the shares of Class A Common Stock outstanding.

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the Class A Common Stock have been effected by the Reporting Persons within the past 60 days.

(e) As of July 18, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 18 – Termination Agreement, dated as of July 18, 2024, by and among the Company, each of the subsidiaries of the Company party thereto, each of the investors party thereto, and GLAS Americas, LLC, as collateral agent (incorporated by reference to Exhibit 10.1 to the Form 8-K).*

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Persons hereby undertake to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Commission.

CUSIP No. 04634X202	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2024

JMCM Holdings LLC
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	Co-Manager

MH Orbit LLC
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	Co-Manager

Alexander Morcos
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	By Power of Attorney

/s/ Baldo Fodera
Baldo Fodera